INVESTOR RESOURCES LLC

January 30, 2006

Mr. Robert Longe
The Directors
Kimber Resources Inc.
Suite 215-800 W. Pender Street
Vancouver, B.C.
Canada V6C2V6

Gentlemen:

We are pleased to propose the following working relationship with Kimber Resources Inc. (the "Company"). If accepted by you, this letter confirms the agreement ("Agreement") by the Company to engage Investor Resources LLC ("IRL") as your strategic financial adviser in connection with the Company's financing needs. It is anticipated that the Company will conduct a private placement of its securities. You have engaged Puplava Securities Inc. to conduct the private placement.

Section 1. Qualifications

Leanne Baker, managing member of IRL, will provide the services under this agreement. Leanne Baker, an independent contractor to Puplava Securities Inc., is a duly qualified and licensed U.S. securities representative, in good standing pursuant to laws, statutes, rules and regulations promulgated by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other necessary state, local and federal government agencies.

Section 2. Scope of Services

IRL agrees to provide the following services:

(a) work with the Company to assist it in the preparation of any promotional materials the Company may elect to use in connection with its proposed private placement;

(b) develop a general strategic marketing and negotiating strategy for the private placement in consultation with Company's management and board of directors; and

(c) advise the Company concerning the structuring of the private placement.

Section 3. Compensation

The Company agrees to pay IRL a non-refundable fee of U.S.$50,000 which shall be payable one-half within thirty (30) days from the date of this letter agreement and the remaining one-

half on the later of (a) sixty (60) days from the date of this letter agreement or (b) the date of closing of the private placement to U.S. persons. The fee may be renegotiated at any time during the term of this agreement upon the mutual consent of both parties.

Section 4. Expenses

IRL will pay for its own expenses related to the private placement, including travel, out-of-pocket and legal expenses.

Section 5. Term

This engagement may be terminated by IRL or the Company at any time for cause or by Kimber at any time after payment of the fees set forth above (the "Term"), with or without cause, upon written notice to that effect without liability or continuing obligation to either party.

Section 6. Confidentiality

Each party hereto agrees to hold all confidential information it receives from the other party in confidence and shall not disclose the same to any other party, except its managers, members, employees, legal counsel, and other professionals working for the Company or IRL, as applicable, with a need to know. The foregoing shall not apply to (i) publicly available information, (ii) information developed independently by the receiving party without reference to the disclosing party's confidential information, or (iii) information in the possession of the receiving party at the time of its disclosure by the other party.

Notwithstanding the above, the receiving party may disclose certain confidential information of the other party to the extent such disclosure is required by a valid order of a court or other governmental body having jurisdiction, *provided that* the receiving party provides the other party with reasonable prior written notice of such disclosure and makes a reasonable effort to obtain, or to assist the other party in obtaining, a protective order preventing or limiting the disclosure and/or requiring that the confidential information so disclosed be used only for the purposes for which the law or regulation required, or for which the order was issued.

Section 7. Public Announcements

The Company agrees that IRL may, at its option and expense and after closing of the private placement, publicize IRL's role as a financial and strategic consultant to the Company. The Company will have the right to pre-approve any proposed publication by IRL in which its relationship with Kimber is mentioned. Further, the Company may independently, and if requested by IRL, the Company will, include a mutually acceptable reference to IRL as the Company's financial and strategic advisor in any press release or other public announcement made by the Company regarding the private placement.

Section 8. Arbitration

Any controversy or claim arising out of or relating to this Agreement or the breach thereof will be determined by arbitration by one arbitrator (unless the parties mutually agree to accept multiple arbitrators) in accordance with the Commercial Arbitration Rules of the American

Arbitration Association, and judgment upon the award rendered by the arbitrator will be final, binding, and nonappealable and may be entered in any court having jurisdiction thereof. The cost of any such arbitration will be borne as determined within the discretion of the arbitrator(s).

Section 9. Miscellaneous

This Agreement constitutes the entire agreement of the parties hereto, and supersedes and cancels any prior communications, understandings, and agreements between the parties hereto with respect to the services to be provided by IRL. No term or provision of this Agreement may be amended, waived, discharged, supplemented, modified, or terminated orally but only by an instrument in writing signed by the party against whom the enforcement of such amendment, waiver, discharge, supplement, modification, or termination is sought. The rights and obligations of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The provisions of this Agreement are severable, and if any term or condition hereof is found to be invalid or unenforceable, the remainder of the terms and conditions shall remain in full force and effect.

Please confirm the foregoing is in accordance with your understanding of our engagement by signing and returning a copy to IRL by facsimile, with the original to be sent by mail.

We look forward to working with you on this assignment.

Sincerely,

Investor Resources LLC

By: ______________________
Leanne M. Baker, Managing Member

AGREED AND ACCEPTED:

Kimber Resources Inc.

By: ______________________
Robert Longe, President